

October 11, 2012

<u>Via E-mail</u>
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

> **Re:** **Biozone Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 28, 2012**
> **File No. 333-176951**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 333-146182**
>
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2012**
> **Filed September 28, 2012**
> **File No. 333-146182**

Dear Mr. Maza:

We have reviewed each of the above-referenced filings and the response letters submitted on September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comments 2 through 14 in this letter which apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

Amendment No. 3 to Registration Statement on Form S-1
Company Overview, page 12

2. We note your response to prior comment 5. Please clarify whether or not you recognized a gain or loss with the transfer of your 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company's common stock. Please provide the journal entries you made to record the transfer at the time of the Aero transaction.

3. You state that in December 2011, the Company transferred its 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company's common stock from former Shareholders of the Company but that you recorded the transaction at the time of the Aero acquisition in May 2011 because that was the intent of the Company. It appears that the actual transfer of ownership of ISR de Mexico, S.R.L. de C.V. did not occur until December 2011 and should be accounted for in the period the transaction occurred. Please tell us when you legally relinquished control and why you believe you have recorded the transfer in the appropriate period.

Contractual Obligations, page 15

4. You state that you believe that in connection with the audit performed following closing, various material misrepresentations were revealed in the unaudited presentation of the financial condition, assets and liabilities of BioZone. Please tell us the nature of these misrepresentations and what effect they had on your historical financial statements. Provide additional disclosure for clarification.

Customers and Marketing, page 26

5. We have reviewed your response to prior comment 9. The identity of your major customers is material information and required disclosure pursuant to Item 101(h)(4)(vi) of Regulation S-K and therefore is not eligible for confidential treatment. Please expand your disclosure to identify your two largest contract manufacturing customers that account for a material amount of your sales.

Biozone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

6. You stated in response to our prior comment 14, that you revised your financial statement for Biozone Pharmaceuticals, Inc. to remove Biozone Pharmaceuticals from the historical financial information yet none of the December 31, 2010 balances changed. Please revise your filing accordingly to ensure that the December 31, 2010 financial information does not include the effect of the reverse merger as that did not occur until June 30, 2011.

Note 1. Business, page F-4

7. We note your response to prior comments 16 and 17. Please address the following:

    - You state that the BioZone Labs Group former shareholders received the largest portion of the voting rights in the combined entity and held the largest minority voting interest in the combined entity. Please tell us the percent of the total shares issued to the BioZone Pharma's shareholders.
    - It does not appear that your response addressed our comment regarding clarification of the change in voting rights just prior to the acquisition and how that change affected your determination that BioZone Lab Groups was the accounting acquirer.
    - Since there was no agreement to vote in concert among all of the entities in the BioZone Lab Group, it appears that you need to identify one accounting acquirer and account for the other acquisitions in accordance with ASC 805. Please tell us why identifying one accounting acquirer is not required under the GAAP literature in your facts and circumstances.
    - You state that together, Brian Keller and Daniel Fisher controlled the BioZone Labs Group prior to the transaction. Please define control. In addition, if they did not have an agreement to vote in concert it is unclear how they controlled the BioZone Labs Group. For example, it appears based on Attachment B to Exhibit 17.1, sections iv and xxvi to the 8-K filed July 31, 2012 that Mr. Fisher did not agree with certain aspects of the merger, including the Baker-Cummins transaction and the shares issued to Nian Wu, and voted against those transactions. In addition, it appears Mr. Fisher disagreed with the percentage that the prior company(for which he was a shareholder) received post-merger. Please tell us why you believe it was the intent for the shareholders, including Mr. Keller and Mr. Fisher, to act as a group.

Note 7. Convertible Notes Payable, page F-9

8. We note in your response to prior comment 18 that you determined that the conversion features for the 2012 convertible notes did not meet the criteria for bifurcation as a derivative. Please tell your analysis and how you determined that bifurcation was not required.

The June 2012 Convertible Notes, page F-10

9. You state that the fair value of the warrants exceeded the convertible notes and therefore, the excess amount of $580,768 is being allocated over the term of notes as interest expense. Please note that the proceeds should have been allocated based on the relative fair value of the note and the warrants. The warrants should then be recorded at fair value as a derivative liability, with the change in the value going through your consolidated statement of operations.

The "March 2012 Purchase Order Notes," page F-9

10. Please revise your disclosure to state that you have not recorded a BCF on the March 2012 Purchase Order notes and not the March 2011 Purchase Order Notes.

Note 12 - Contingencies, page F-26

11. You disclose actions in which you are subject to litigation. ASC 450-20-50-4 requires that for each loss contingency the company disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise your disclosure to comply with ASC 450.

Form 10-Q/A for the Quarterly Period Ended June 30, 2012
Consolidated Statements of Operations, page 2

12. We are unable to calculate the net loss per share based on the net loss and weighted average common shares outstanding for the three and six months ended June 30, 2012. Please provide us a calculation of your net loss per share.

Note 7. Convertible Notes Payable
The "February 2012 Notes," page 8

13. We note that you amended your filings to remove the previously recognized beneficial conversion feature. You disclose that "due to the fact that the carrying amount of the convertible notes has been reduced to zero, based on the discount allocated from the value of the warrants referred to above, that no beneficial conversion feature is to be recorded." The amount of the proceeds allocated to the warrants and to the convertible debt should have been allocated based on the relative fair value method which would have resulted in some proceeds being allocated to the convertible debt. The beneficial conversion feature would have been recognized for the value originally allocated to the convertible debt. Please provide us your relative fair value calculation for the warrants and debt. Tell us how your accounting complies with GAAP including how you comply with ASC 470-20-25-2, ASC 470-20-30-8 and ASC 470-20-35-7.

.

Note 10. Warrants, page 12

14. We note in your response dated September 28, 2012 you stated that all of the February 2012 warrants were exercised by July 31, 2012. Please tell us your consideration of using a bionomial or simulation model for your other warrants that are still outstanding which have potential adjustments to the exercise price due to down-round protection provisions.

Mr. Elliot Maza
Biozone Pharmaceuticals, Inc.
October 11, 2012
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the respective filings to be certain that the filing includes the information the Securities Act of 1933 or the Securities Exchange Act of 1934 and all applicable Securities Act or Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Elliot Maza
Biozone Pharmaceuticals, Inc.
October 11, 2012
Page 6

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
       61 Broadway, 32nd Floor
       New York, NY 10006